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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

VidaMed, Inc. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
926530 10 6 (CUSIP Number)

Carol E. Malkinson, Esq.
The Medtronic Foundation
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 22, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 926530 10 6		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Medtronic Foundation 41-1306950

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,690,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 7,690,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,690,000 (includes 1,590,000 shares which may be purchased upon exercise of exercisable warrant)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.    Security and Issuer

        The class of equity security to which this statement relates is the Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed"). The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

Item 2.    Identity and Background

(a), (b) and (c)

        The Medtronic Foundation ("Foundation"), 710 Medtronic Parkway, Minneapolis, Minnesota 55432, is a Minnesota nonprofit corporation and a charitable foundation. Information is provided below with respect to persons who are directors and executive officers of the Foundation.

        Robert L. Ryan, Chairman and a Director of the Foundation and Senior Vice President and Chief Financial Officer, Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Glen D. Nelson, M.D., Vice Chairman and a Director of the Foundation and of Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Penny Hunt, Secretary of the Foundation and Vice President and Executive Director of Community Affairs, Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Arthur D. Collins, Jr., Director of the Foundation and President, Chief Executive Officer and a Director of Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Janet S. Fiola, Director of the Foundation and Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Steven B. Kelmar, Director of the Foundation and Senior Vice President, External Affairs, Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

        Stephen H. Mahle, Director of the Foundation and Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 710 Medtronic Parkway, Minneapolis, MN 55432;

(d) and (e)

        To the knowledge of the Foundation, neither the Foundation nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
All of the individuals referred to above are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration

        Not Applicable.

Item 4.    Purpose of Transaction

        The purpose of the transaction was a charitable gift to the Foundation of 6,100,000 shares of VidaMed Common Stock previously owned by Medtronic International, Ltd. The Foundation is aware that Medtronic, Inc., VidaMed Acquisition Corporation and VidaMed, Inc., have entered into an Agreement and Plan of Merger dated December 5, 2001, pursuant to which VidaMed Acquisition Corporation will be merged with and into VidaMed, Inc. VidaMed, Inc., will survive the merger as a wholly-owned subsidiary of Medtronic. In connection with the merger, VidaMed shareholders, including the Foundation, will receive $7.91 in cash for each share of VidaMed common stock they hold. Holders of options or warrants to purchase VidaMed common stock, including the Foundation, will receive for

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each share of VidaMed common stock subject to such option or warrant the excess of $7.91 over the exercise price per share of such option or warrant.

Item 5.    Interest in Securities of the Issuer

        (a)  The Foundation is the beneficial owner of 7,690,000 shares of Common Stock of VidaMed (including 1,590,000 shares which are not outstanding but which may be purchased upon exercise of a Common Stock Purchase Warrant), which represents approximately 20.4% of the outstanding Common Stock of VidaMed (assuming exercise of the Warrant). To the knowledge of the Foundation, no other person named in Item 2 beneficially owns any VidaMed shares.

        (b)  The Foundation has the sole power to vote and the sole power to dispose of all shares of VidaMed Common Stock beneficially owned by it.

        (c)  The only transaction in the Common Stock of VidaMed that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of 6,100,000 shares by the Foundation as a gift.

        (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

        (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None

Item 7.    Material to be Filed as Exhibits

Exhibit A —	Warrant dated January 14, 2000 to purchase 1,590,000 shares of VidaMed Common Stock (incorporated by reference to Exhibit C to initial Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. on January 14, 2000.)

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2002	THE MEDTRONIC FOUNDATION
	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson, Assistant Secretary

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EXHIBIT INDEX

Exhibit	Description
A	Warrant dated January 14, 2000 to purchase 1,590,000 shares of VidaMed Common Stock (incorporated by reference to Exhibit C to initial Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. on January 14, 2000.)

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